Exhibit 5.1

August 13, 2009

deltathree, Inc.
419 Lafayette Street
New York, N.Y. 10003

Ladies and Gentlemen:

I am the General Counsel and Secretary of deltathree, Inc., a Delaware corporation (the “Company”), and have acted in such capacity in connection with the registration under the Securities Act of 1933, as amended (the “Act”), of 10,000,000 shares (the “Shares”) of the Company’s Common Stock that may be issued by the Company under the deltathree, Inc. 2009 Stock Incentive Plan (the “Plan”).

In connection with the foregoing, I have examined originals or copies (certified or otherwise identified to my satisfaction) of such documents, corporate records, instruments and other relevant materials as I have deemed necessary to form a basis for the opinion hereinafter expressed. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to me as copies, and the authenticity of the originals of such copies. In addition, I have relied upon statements and certificates of public officials and officers and representatives of the Company.

Based on the foregoing, I am of the opinion that the Shares to be issued by the Company under the Plan, when duly issued and delivered pursuant to the terms of the Plan, will be legally issued, fully paid and non-assessable.

This opinion is limited to the General Corporation Law of the State of Delaware, and I express no opinion with respect to the laws of any other jurisdiction or any other laws of the State of Delaware.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.  In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Peter Friedman
Peter Friedman, General Counsel and Secretary